Form 10-K405, Exhibit 13
period 1996-10-31
STB SYSTEMS INC
filed 1997-01-29
CIK 934596

TABLE OF CONTENTS


15   Selected Consolidated Financial Data

17   Management's Discussion and Analysis

     of Financial Condition and Results of Operations

21   Independent Accountants' Report

22   Consolidated Balance Sheet

23   Consolidated Statement

     of Operations

24   Consolidated Statement

     of Cash Flows

25   Consolidated Statement

     of Changes in Shareholders' Equity

26   Notes to Consolidated Financial Statements

SELECTED CONSOLIDATED FINANCIAL DATA
The following table sets forth selected consolidated financial data of the Company. The selected consolidated statement of operations and consolidated balance sheet data of the Company for the fiscal years ended October 31, 1996, 1995, 1994, 1993 and 1992 are derived from the Company's Consolidated Financial Statements that were audited by Price Waterhouse LLP, independent accountants, whose report for the fiscal years ended October 31, 1996, 1995 and 1994 is included herein. The pro forma data set forth below, as of and for the year ended October 31, 1995, is unaudited.

The Selected Consolidated Financial Data set forth below should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements and related Notes, and other financial information included herein.

                                                    (In thousands except per share amounts)

                                                              Year Ended October 31,
                                                 1996       1995       1994      1993      1992
                                               -------------------------------------------------
Consolidated Statement of Operations Data:
  Net sales                                    $180,155   $129,603   $89,836   $39,236   $27,786
  Cost of sales                                 144,879    110,129    73,213    30,726    20,901
                                               -------------------------------------------------
   Gross profit                                  35,276     19,474    16,623     8,510     6,885
                                               -------------------------------------------------

  Operating expenses:
    Research and development                      4,428      2,719     1,795     1,079       914
    Sales and marketing                          10,986      7,437     5,529     3,835     3,139
    General and administrative                    9,486      6,172     5,190     2,810     2,735
                                               -------------------------------------------------
    Total operating expenses                     24,900     16,328    12,514     7,724     6,788
                                               -------------------------------------------------
  Income from operations                         10,376      3,146     4,109       786        97
  Interest expense, net                           1,113        818       588       226       197
                                               -------------------------------------------------
  Income (loss) before income tax                 9,263      2,328     3,521       560      (100)
                                               -------------------------------------------------
  Provision for income tax (1)                    3,186        330         -         -         -
    Net income (loss)                          $  6,077   $  1,998   $ 3,521   $   560   $  (100)
                                               -------------------------------------------------
                                               -------------------------------------------------
  Net income per share                         $   1.34
                                               --------
                                               --------
Pro forma data (unaudited):
  Pro forma adjustments (2)                                   (315)
                                                          --------
   Pro forma net income                                   $  1,683
                                                          --------
                                                          --------
   Pro forma net income per share (3)                     $   0.45
                                                          --------
                                                          --------


                                                    (In thousands except per share amounts)
                                                              As of October 31,
                                                 1996       1995       1994      1993      1992
                                               -------------------------------------------------
Balance Sheet Data:
Working capital                                $ 25,192   $ 21,621   $ 4,373   $ 1,480   $ 1,423
Total assets                                     65,629     57,539    23,651    14,777     8,039
Accounts payable-trade                           19,538     17,731     8,710     8,446     4,046
Short-term bank borrowings,                      12,465     12,138     6,793     3,679     1,614
 including current maturities
Long-term debt                                    1,000      1,982     2,164        38        37
Total shareholders' equity                       29,597     23,362     4,196     2,088     1,829


(1) The Company operated as an S corporation from November 1, 1986 until February 20, 1995, at which time the Company became fully subject to federal and state income taxes.

(2) Reflects certain pro forma adjustments assuming (a) the company's profit-sharing allocation to employees had been reduced from 25% to 10% of income before taxes (as calculated prior to profit sharing expenses) effective November 1, 1994; (b) the portion of indebtedness evidenced by the Founding Shareholder Notes issued to the Founding Shareholders relating to approximately one-half of the Undistributed S Corporation Earnings, or $2.04 million, had been outstanding effective November 1, 1994 and bearing interest at 9% per annum; and (c) the Company had been treated as a C corporation rather than as an S corporation for federal and state income tax purposes, effective November 1, 1994 (and assuming an effective tax rate of approximately 33%).

(3) Pro forma net income per share is based on the Company's weighted average number of shares outstanding, plus the common equivalent number of shares that the Company would have had to issue to distribute to the Founding Shareholders $2.04 million, which amount equals approximately one-half of the Undistributed S Corporation Earnings at October 31, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company currently sells two broad categories of products, which the Company refers to as multimedia subsystem products and specialized technology products. The Company's multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end PCs and also features several complementary products, including digital video products and sound cards. STB's specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to simultaneously control the display of multiple monitors.

The Company sells it products to original equipment manufacturers ("OEMs"), the commercial market and the specialized technology market. Multimedia subsystem products are sold both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs are characterized by higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market are characterized by modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, the Company realizes higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products. The Company began shipping significant unit volumes of certain new multimedia subsystem products (products other than multimedia accelerators) to OEM customers in the third quarter of fiscal 1996. The Company is not yet in a position to forecast the effect that the sale of these new products will have upon the Company's results of operations.

For the fiscal year 1996, sales of the Company's products to OEMs represented approximately 81% (of which approximately 4.5% is comprised of sales of new multimedia subsystem products. Sales to the commercial market represented approximately 11% of total net sales and sales to specialized technology product markets constituted approximately 6%. The Company has experienced substantial growth in each of its sales channels in recent periods. The balance of total net sales was derived primarily from third party assembly services, which comprised approximately 2% of total net sales for fiscal year 1996. Export sales of the Company's products, which are made through all of the Company's sales channels, have grown more moderately in recent periods, and as a result, declined as a percentage of net sales from 24% in fiscal 1995 to 20% in fiscal 1996.

The Company recognizes revenue upon shipment of its products. For products sold through the commercial channel, the Company generally allows returns in the form of stock rotation and price protection in the form of credits. The Company's current stock rotation policies permit a commercial channel customer to return approximately 10% of products purchased within the previous 90 days if the customer places an order for other Company products of equal or greater value. The Company has historically been able to resell products returned through the stock rotation program. STB typically provides price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. The Company maintains reserves related to these programs, which it believes are adequate.

The Company has no guaranteed supply arrangements with any of its suppliers. The Company obtains most of the primary components of its products, consisting mainly of controller chips and memory chips, directly from the component manufacturers. The prices of such components can change significantly from time to time. In the past the Company has experienced, and may in the future experience, increases in its unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact the Company's gross profit margins and results of operations. In particular, occasional world wide shortages of DRAM and other memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected the Company's gross profit margins and its results of operations. In recent periods, a decline in the price of memory chips, together with the Company's inventory management practices and other factors, has contributed to improved gross profit margins. Although it is not possible to accurately forecast the prices of memory chips or other components, the Company believes that memory chip prices have recently stabilized and in certain instances increased.

The Company's total gross profit margins and gross profits will likely fluctuate from period to period as a result of the factors identified above, among others. In particular, the Company's total gross profit margins and gross profits will be substantially affected by the Company's product mix, sales channel mix, component costs and competitive pricing pressures on the Company's products. See "Risk Factors--Potential for Fluctuating Operating Results; Seasonality."

RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's Consolidated Statements of Operations as a percentage of revenues from continuing operations:

                               Percentage of Net Sales
                               Year Ended October 31,
                                1996    1995    1994
                               -----------------------
Net sales                      100.0%  100.0%  100.0%
Cost of sales                   80.4%   85.0%   81.5%
                               -----------------------
Gross profit                    19.6%   15.0%   18.5%
                               -----------------------
Operating expenses:
  Research & development         2.4%    2.1%    2.0%
  Sales & marketing              6.1%    5.7%    6.2%
  General & administrative       5.3%    4.8%    5.8%
                               -----------------------
Total operating expenses        13.8%   12.6%   14.0%
                               -----------------------
Income from operations           5.8%    2.4%    4.5%
Interest expense, net            0.6%    0.6%    0.7%
                               -----------------------
Income before income tax         5.2%    1.8%    3.8%
Provision for income tax (1)     1.8%    0.3%    0.0%
                               -----------------------
Net income                       3.4%    1.5%    3.8%
                               -----------------------
                               -----------------------
Pro forma data (unaudited):
 Pro forma adjustments (2)              -0.2%
                                       -------
 Pro forma net income                    1.3%
                                       -------
                                       -------

(1) The Company operated as an S corporation from November 1, 1986 until February 20, 1995, at which time the Company became fully subject to federal and state income taxes.

(2) Reflects certain pro forma adjustments assuming (a) the Company's profit-sharing allocation to employees had been reduced from 25% to 10% of income before taxes (as calculated prior to profit sharing expenses) effective November 1, 1994; (b) the portion of indebtedness evidenced by the Founding Shareholder Notes issued to the Founding Shareholders relating to approximately one-half of the Undistributed S Corporation Earnings, or $2.04 million, had been outstanding effective November 1, 1994 and bearing interest at 9% per annum; and (c) the Company had been treated as a C corporation rather than as an S corporation for federal and state income tax purposes, effective November 1, 1994 (and assuming an effective tax rate of approximately 33%).

FISCAL YEAR ENDED OCTOBER 31, 1996
COMPARED TO FISCAL YEAR ENDED
OCTOBER 31, 1995

NET SALES. Net sales increased by $50.6 million, or 39.0%, from $129.6 million in fiscal 1995 to $180.2 million in fiscal 1996. This increase in revenues was achieved primarily as a result of a 58% increase in unit volume shipments, and despite a significant decrease in the average unit sales price of the Company's products. This increase resulted primarily from continuing growth in sales of the Company's products to established OEM customers, as well as to new OEM customers. The Company also experienced continued growth in the commercial channel from sales of the Company's products to new commercial customers and increased sales to established customers. Sales in the specialized technology market experienced moderate growth, primarily as a result of increased sales to existing customers.

GROSS PROFIT. Gross profit increased by $15.8 million, or 81.1%, to $35.3 million in fiscal 1996, as compared to $19.5 million in fiscal 1995. For the period, gross profit margin increased to 19.6% from 15.0%. The increase in gross profit margin resulted primarily from economies of scale resulting from higher production volumes, as well as from lower memory chip prices. Increased sales of higher margin products sold in the commercial channel and increased specialized technology product sales also contributed to the increase in gross profit margin.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $1.7 million, or 62.8%, to $4.4 million in fiscal 1996, as compared to $2.7 million in fiscal 1995. This increase resulted from additional staffing and related expenses associated with new product development, software development and continued enhancement and support of the Company's existing products. Research and development expenses as a percentage of net sales increased from 2.1% to 2.4%, for the period.

SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $3.5 million, or 47.7%, to $11.0 million in fiscal 1996, as compared to $7.4 million in fiscal 1995. This increase resulted primarily from additions to the Company's sales staff in both the domestic and international sales forces and increased commission payments due to higher sales levels. Increased trade show expense, advertising and promotional efforts to support the higher sales levels in the commercial channel and specialized technology product sales also contributed to the increase. For the period, sales and marketing expense as a percentage of net sales increased from 5.7% in 1995 to 6.1% in 1996.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $3.3 million, or 53.7%, to $9.5 million in fiscal 1996, as compared to $6.2 million in fiscal 1995. General and administrative expenses, excluding profit sharing expense, increased by $2.8 million, or 49.9%, to $8.5 million in fiscal 1996, as compared to $5.7 million in fiscal 1995. The increase is due primarily to increased occupancy costs, insurance expenses and increased personnel, legal and data processing expenses associated with the Company's growth.

NET INCOME. As a result of the foregoing factors, net income increased by $4.1 million, or 205%, to $6.1 million in fiscal 1996, as compared to $2.0 million in fiscal 1995.

FISCAL YEAR ENDED OCTOBER 31, 1995
COMPARED TO FISCAL YEAR ENDED
OCTOBER 31, 1994

NET SALES. Net sales increased by $39.8 million, or 44.3%, from $89.8 million in fiscal 1994 to $129.6 million in fiscal 1995. This increase resulted primarily from continuing growth in sales of the Company's products to OEMs and from growth in sales of the Company's products in the commercial channel.

GROSS PROFIT. Gross profit increased by $2.9 million, or 17.2%, from $16.6 million in fiscal 1994 to $19.5 million in fiscal 1995. During the period, gross profit as a percentage of net sales declined from 18.5% to 15.0%. The decline in gross profit margin resulted primarily from decreasing margins on sales of multimedia accelerators to OEMs due to pricing pressures from the Company's competitors and, to a lesser degree, from a decline in sales volume of higher margin multi-monitor products that more than offset an increase in sales volume of higher margin retail products.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $924,000, or 51.5%, from $1.8 million in fiscal 1994 to $2.7 million in fiscal 1995. This increase resulted from increased staffing and equipment requirements associated with the continuing enhancement and support of the Company's existing products and the development of new products. During the period, the expenses as a percentage of net sales increased from 2.0% to 2.1%.

SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $1.9 million, or 34.5%, from $5.5 million in fiscal 1994 to $7.4 million in fiscal 1995. The increase resulted from additions to the Company's sales staff, increased advertising expenses and increased trade show and travel expenses. During the period, the expenses as a percentage of net sales decreased from 6.2% in 1994 to 5.7%.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $982,000, or 18.9%, from $5.2 million in fiscal 1994 to $6.2 million in fiscal 1995. During this period, expenses as a percentage of net sales declined from 5.8% to 4.8%. General and administrative expenses, exclusive of profit sharing expenses, increased by $1.7 million, or 41.8%, from $4.0 million in fiscal 1994 to $5.7 million in fiscal 1995, due primarily to expenses associated with the Company's growth, including increased personnel expenses and increased facility, equipment and insurance expenses. The Company's profit sharing allocation to employees, which amounted to 25% of income before taxes (as calculated prior to profit sharing expenses) in fiscal 1994, was reduced to 10% of income before taxes following the first quarter of fiscal 1995 concurrently with the completion of the Company's initial public offering.

NET INCOME. As a result primarily of the factors discussed in the paragraphs above that address net sales and gross profit, net income decreased by $1.5 million, or 43.3%, to $2.0 million in fiscal 1995 as compared to fiscal 1994.

SEASONALITY

The Company's quarterly operating results may vary significantly depending on factors such as the timing of large customer orders, timing of new product introductions, adequacy of component supply, changes in component costs, variations in the Company's product mix, seasonal promotions by the Company and its customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months. Although the Company has experienced sales growth for each year since fiscal 1990, there can be no assurance that this growth will continue on a quarterly or annual basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital and liquidity needs are for financing inventory and accounts receivable and, to a lesser degree, purchasing manufacturing and other equipment. The Company has financed these requirements, and its operations, generally through a combination of cash generated from operations, bank borrowings and proceeds from the Company's initial public offering. As a result of the Company's rapid growth in recent years, its capital requirements have increased substantially. The Company recognizes that future growth will require additional capital, particularly to support increased working capital needs, engineering and other staffing expenses, promotional expenses, manufacturing facilities and equipment requirements. The Company believes its various sources of available financing will be adequate to meet its capital requirements for the foreseeable future.

The Company generated cash from operations of $3.5 million in fiscal 1996, resulting primarily from increased net income and a reduction in inventory costs along with increased accounts payable, partially offset by increased accounts receivable as a result of higher sales, compared to fiscal 1995, where net cash used in operations was $15.8 million. The Company's working capital was $25.2 million at October 31, 1996, compared to $21.6 million at October 31, 1995. Cash and cash equivalents was $3.4 million and $4.2 million at October 31, 1996 and 1995, respectively.

In fiscal 1996, the Company invested $3.1 million in capital equipment, compared with net purchases of equipment aggregating $2.5 million during fiscal 1995. The Company's investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for the Company's products. During the fourth quarter of fiscal 1996, the Company installed four new surface-mount technology assembly lines at its manufacturing facility in Juarez, Mexico, at an approximate cost totaling $4.2 million. This equipment was financed through traditional lease financing arrangements. The Company expects that additional capital expenditures for similar types of equipment may be necessary to support future customer demand and production requirements.

The Company currently has a $25 million line of credit under a revolving credit facility (the "Revolving Credit Facility"), which includes a $2.0 million term loan (the "Mezzanine Facility"). During fiscal 1996, the Company increased the size of its Revolving Credit Facility by $10 million to its current level. As of October 31, 1996 the Company had $11.8 million and $1.5 million outstanding under the Revolving Credit Facility and the Mezzanine Facility, respectively. Principal amounts outstanding under the Revolving Credit Facility bear interest at the rate of prime plus .75%. During the first quarter of fiscal 1996, the interest rate on the principal amounts outstanding under the Mezzanine Facility was reduced from prime plus 3% to prime plus .75%. The Mezzanine Facility is payable in 48 monthly installments in the amount of $41,667 plus interest, which began December 1, 1995. The Revolving Credit Facility agreement provides for a minimum monthly interest charge of $25,000, which can be satisfied through the accrual of interest under both the Revolving Credit Facility and the Mezzanine Facility. Availability under the Revolving Credit Facility is calculated on formulas derived from accounts receivable and inventory balances as defined by the Revolving Credit Facility agreement. All indebtedness under these facilities mature on November 1, 1999. Commencing December 1, 1995, the company was required to make the first of 48 successive monthly installments of principal in the amount of $41,667 each, together with accrued interest.

In accordance with the provisions of a contingent payment agreement executed in connection with the Revolving Credit and Mezzanine Facilities, the Company was obligated to pay the lender a one-time fee equal to one percent (1%) of the product of six times the Company's earnings before income taxes, interest, depreciation and amortization for the fiscal year preceding the fiscal year in which the payment is made. The Company paid this fee in September 1996, in the amount of $250,234.

FORWARD LOOKING INFORMATION

All statements other than statements of historical fact contained in this Annual Report, including statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the Company's financial position and liquidity, results of operations, prospects for continued growth, component and other costs, ability to maintain or improve unit volumes, net sales or profit margins and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially for the results discussed in or contemplated by such forward-looking statements include the risks described under "Risk Factors" in Part I of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996, as filed with the Securities and Exchange Commission. Such risks include, without limitation, the risks associated with the potential for fluctuating operating results, dependence on suppliers and the multimedia accelerator market, rapid technology change and short product life cycles, dependence on key customers and the PC market, changes in product or sales channel mix, entry into new product markets, price protection and stock rotation policies, intense competition, dependence on key personnel, difficulties in managing growth, reliance on a single manufacturing facility, international operations and dependence on sales representatives and distributors and various proprietary technology matters. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements in this paragraph, in "Risk Factors" and elsewhere in this Annual Report.

REPORT OF PRICE WATERHOUSE LLP, INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders
STB Systems, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of STB Systems, Inc. and subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSE LLP
---------------------------
Price Waterhouse LLP


Dallas, Texas
December 2, 1996

STB SYSTEMS, INC. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
October 31, 1996 and 1995
(in thousands except share and per share amounts)


                                                          1996       1995
                                                       ---------------------


ASSETS
Current Assets:
   Cash and cash equivalents                           $3,420     $4,162
   Accounts receivable - trade, net of allowance for
    doubtful accounts of $332 and $449                 28,032     20,634
   Inventories, net                                    27,148     27,875
   Other current assets                                 1,348        869
                                                      ---------------------
   Total current assets                                59,948     53,540
                                                      ---------------------

Property and equipment, net                             5,231      3,397
Other assets                                              450        602
                                                      ---------------------
 Total assets                                         $65,629    $57,539
                                                      ---------------------
                                                      ---------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
  Short-term debt                                     $11,760    $11,411
  Accounts payable - trade                             19,538     17,731
  Notes payable to related parties                          -        700
  Accrued wages, commissions and bonuses                1,144        559
  Other accrued liabilities                             1,609        791
  Current portion of long-term liabilities                705        727
                                                      ---------------------
    Total current liabilities                          34,756     31,919
                                                      ---------------------

Long-term liabilities:
 Long-term notes payable                                1,000      1,500
 Obligations under capital leases and other
  long-term liabilities                                   276        758
                                                      ---------------------

   Total long-term liabilities                          1,276      2,258
                                                      ---------------------

Shareholders' equity:
 Preferred stock, 2,000,000 shares authorized,
  none issued or outstanding                                -          -
 Common stock, $.01 par value, 20,000,000 shares
  authorized, 4,513,598 and 4,500,000 shares issued
  and outstanding                                           45         45
 Additional paid-in capital                             22,318     22,160
 Retained earnings                                       7,479      1,402
                                                      ---------------------
                                                        29,842     23,607
 Treasury stock, 35 shares, at cost                       (245)      (245)
                                                      ---------------------
 Total shareholders' equity                             29,597     23,362
                                                      ---------------------

 Total liabilities and shareholders' equity            $65,629    $57,539
                                                      ---------------------
                                                      ---------------------

The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

For the Years Ended October 31, 1996, 1995 and 1994
(in thousands except share and per share amounts)

                                             1996     1995        1994
                                        --------------------------------

Net sales                                $180,155  $129,603    $89,836
Cost of sales                             144,879   110,129     73,213
                                        --------------------------------
Gross profit                               35,276    19,474     16,623
                                        --------------------------------

Operating expenses:
 Research and development                   4,428     2,719     1,795
 Sales and marketing                       10,986     7,437     5,529
 General and administrative                 9,486     6,172     5,190
                                        --------------------------------
Total operating expenses                   24,900    16,328    12,514
                                        --------------------------------

Income from operations                     10,376     3,146     4,109
Interest expense, net                       1,113       818       588
                                        --------------------------------

Income before income taxes                  9,263     2,328     3,521
Provision for income taxes                  3,186       330         -
                                        --------------------------------
Net income                                 $6,077    $1,998    $3,521
                                        --------------------------------

Net income per share                        $1.34
                                        ----------

Weighted average shares outstanding     4,546,756
                                        ----------


Pro forma data: (unaudited)
Net income                                           $1,998
Pro forma adjustment to general and
 administrative expenses                                220
Pro forma adjustment to reflect interest
 on Founding Shareholder Notes                         (52)
Pro forma adjustment to reflect federal
 income taxes                                         (483)
                                                 -----------
Pro forma net income                                 $1,683
                                                 -----------

Pro forma net income per share                        $0.45
                                                 -----------
Weighted average shares outstanding
 used in the pro forma net income per
 share calculation                                3,746,395
                                                 -----------





The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended October 31, 1996, 1995 and 1994
(dollars in thousands)

                                                         1996      1995      1994
                                                       ----------------------------
     Cash flows from operating activities:
         Net income                                    $ 6,077  $  1,998  $  3,521
         Adjustments to reconcile net income to
          net cash flow from operating activities:
              Depreciation and amortization              1,252       733       395
              Deferred tax asset                          -           -        (45)
              Changes in assets and liabilities:
                   Accounts receivable - trade          (7,397)   (9,542)   (4,132)
                   Inventories, net                        727   (17,923)   (3,294)
                   Other current assets                   (479)     (347)       31
                   Other assets                            151         2      (304)
                   Accounts payable - trade              1,807     9,029       264
                   Accrued wages, commissions, and
                    bonuses                                585      (182)      514
                   Other accrued liabilities               817       453        49
                                                       ----------------------------
                   Net cash provided by (used in)
                    operating activities                 3,540   (15,779)   (3,001)
                                                       ----------------------------

     Cash flows from investing activities:
         Purchases of property and equipment            (3,086)   (2,470)   (1,434)
         Proceed from sale of property and equipment       -        -           48
                                                       ----------------------------
             Net cash used in investing activities      (3,086)   (2,470)   (1,386)
                                                       ----------------------------
      Cash flows from financing activities:
         Borrowings (payments) on short-term debt         (351)    4,727     3,042
         Payments on Founding Shareholder Notes            -      (1,340)      -
         Borrowings on long-term debt                      -         436     2,278
         Payments against long-term debt                (1,003)     -          (81)
         Issuance of common stock, net of issue costs      158    21,678       -
         Distribution of S Corporation earnings            -      (2,082)      -
         Payment of dividends                              -      (1,285)     (990)
                                                       ----------------------------
         Net cash provided by(used in) financing
          activities                                    (1,196)   22,134     4,249
                                                       ----------------------------
       Net increase (decrease) in cash and
          cash equivalents                                (742)    3,885      (138)
       Cash and cash equivalents at beginning of
          period                                         4,162       277       415
                                                       ----------------------------
       Cash and cash equivalents at end of period      $ 3,420   $ 4,162    $  277
                                                       ----------------------------

Supplemental disclosure of cash flow information:
  - Cash paid for interest in 1996, 1995 and 1994 was $1,243, $1,023, and $553,
     respectively.
  - Accrued and unpaid dividends at October 31, 1994 were $433
  - Amounts relating to the Contingent Payment (see Note 6) included in other assets were $150, $220 and $276 at October 31, 1996, 1995 and 1994, respectively. Long-term liabilities include $276 at October 31, 1995 and 1994 related to the Contingent Payment.

     The accompanying notes are an integral part of these financial statements.

STB SYSTEMS, INC. and SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended October 31, 1996, 1995 and 1994
(dollars in thousands)


                                         Common Stock      Additional                Treasury Stock
                                     -------------------    paid-in      Retained   ----------------
                                      Shares     Amount     capital      earnings   Shares    Amount    Total
                                     --------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1993            2,500,000    $25        $502        $ 1,805      35      ($245)   $ 2,087
Dividends declared                                                        (1,413)                       (1,413)
Cumulative translation gain                                                    1                             1
Net Income                                                                 3,521                         3,521
                                     --------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1994            2,500,000     25         502          3,914      35       (245)     4,196
Dividends declared                                                          (851)                         (851)
Establishment of deferred tax asset                                          455                           455
Distribution of S Corporation earnings                                    (4,122)                       (4,122)
Net proceeds from initial public
 offering                            2,000,000     20      21,658                                       21,678
Cumulative translation gain                                                    8                             8
Net Income                                                                 1,998                         1,998
                                     --------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1995            4,500,000     45      22,160          1,402      35      (245)     23,362
Issuance of common stock                13,598                158                                          158
Net Income                                                                 6,077                         6,077
                                     --------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1996            4,513,598    $45     $22,318        $ 7,479      35     ($245)    $29,597
                                     --------------------------------------------------------------------------

     The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND
SIGNIFICANT ACCOUNTING POLICIES

STB Systems, Inc. develops, manufactures and sells a wide selection of graphics adapters and specialized technology products designed for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly owned subsidiary and provides manufacturing services to STB Systems, Inc.

Principles of consolidation - In conjunction with the Stock Offering (see
Note 2), STB Assembly, Inc. became a wholly owned subsidiary of STB Systems, Inc. Consequently, the accompanying financial statements, which include the historical accounts of STB Systems, Inc. and STB Assembly, Inc. (collectively referred to as the "Company"; see also Note 2) have been consolidated for fiscal years 1996 and 1995 and combined for fiscal 1994. STB Assembly, Inc. has two majority owned subsidiaries, STB de Mexico and Maquilados Continentales de Chihuahua ("MCC"). STB de Mexico is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. As of December 1992, MCC became an inactive entity. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in the subsidiaries are insignificant for financial reporting purposes.

Cash and cash equivalents - Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with initial maturities of three months or less qualify under this definition.

Revenue recognition and accounts receivable - The Company recognizes revenue from product sales upon shipment. Sales to original equipment manufacturers ("OEMs") account for a significant portion of the Company's sales. The Company offers its OEM customers a limited warranty for a period of typically 15 to 36 months. Costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment.

Stock rotation returns, under specified conditions, are allowed to certain retail customers for recently purchased products, provided an equivalent dollar amount of other products is purchased at the time of the return. Also, under the terms of some of the agreements, in the event the Company reduces its selling prices, the retail customers receive price protection credit for the difference between the original purchase price of product remaining in specified levels of their inventories and the Company's reduced price for such products. Sales adjustments resulting from stock rotation returns and price protection programs are made as determined by management and have historically been minor. Management's estimates of the costs associated with the price protection and stock rotation programs are based on the Company's historical experience with such arrangements and its evaluation of current exposure resulting from these policies. The Company's sales are presented net of stock rotation returns and price adjustments. The Company participates in cooperative advertising programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising. In general, the programs allow distributors credits up to a specified percentage of net purchases. The Company's costs associated with these programs are accrued at the time of sale and are included in sales and marketing expenses.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis using a moving weighted average methodology.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed for financial statement purposes using an accelerated method over the estimated useful lives of the assets, which range from three to five years. Amortization of assets recorded under capital leases is included in depreciation expense. Depreciation and amortization expense for each of the years ended October 31, 1996, 1995 and 1994 was $1,252,000, $733,000 and $395,000, respectively.

Research and development - Research and development costs are charged to expense as incurred.

Income taxes - Effective February 21, 1995 and in connection with the Company's initial public offering ("Stock Offering"), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"
(SFAS 109) on a prospective basis (see Note 2). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using estimated tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Prior to the Stock Offering (see Note 2), the Company had been treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the income of the Company for federal and certain state income tax purposes was included in the income tax returns of the individual shareholders ("Founding Shareholders"). Accordingly, prior to February 21, 1995, no recognition of federal and certain state income taxes has been given in the accompanying financial statements. Prior to the conversion to C Corporation status, in connection with the Stock Offering, the Company paid dividends to its shareholders in an amount equal to the taxable earnings of the Company multiplied by the current personal income tax rate.

Accounting for Stock-based Compensation - In October 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" (SFAS 123) was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the statement of operations, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1997 fiscal year. This Company expects to adopt SFAS 123 on a disclosure basis only. As such, implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or statement of operations.

Financial Instruments - As of October 31, 1996 and 1995 the fair values of the Company's revolving credit balance and the fair values of the Company's fixed-rate debt approximates the related carrying values.

Pro forma net income and net income per share (unaudited) - Pro forma net income and net income per share have been determined assuming that (1) the Company had adopted the revised profit sharing plan effective November 1, 1994 (see Note 9), (2) the Founding Shareholder Notes in the aggregate amount of $2,040,000 had been outstanding since November 1, 1994 bearing interest at 9% per annum (see Note 5), and (3) the Company had been taxed as a C corporation for federal and certain state income tax purposes since November 1, 1994 (see Note 10).

Pro forma net income per share has been computed using the weighted average number of common shares outstanding after giving retroactive effect to the stock split (see Note 2). Common equivalent shares are also increased to reflect the number of shares which would have been necessary to fund the $2.04 million distribution paid to the Founding Shareholders from the proceeds of the Stock Offering of the Company's common stock (see Note 5).


NOTE 2 - STOCK SPLIT, REORGANIZATION
AND STOCK OFFERING

Effective December 20, 1994, the Company consummated a common stock split at a ratio of 8,333 to one which resulted in common stock with $.01 par value, 20,000,000 shares authorized, 2,500,000 shares issued and outstanding prior to the Stock Offering (see below). The stock split, which was effected in the form of a stock dividend, has been given retroactive effect in the accompanying financial statements.

STB Systems, Inc. entered into a Share Exchange Agreement on December 16, 1994 with the shareholders of STB Assembly, Inc., providing for the issuance of STB Systems, Inc. common stock in exchange for the outstanding common stock of STB Assembly, Inc. on a one-for-333 basis immediately prior to consummation of the Stock Offering. For purposes of these consolidated financial statements, these shares are treated as outstanding for all periods presented. As STB Systems, Inc. and STB Assembly, Inc. were under common control, there was no change in basis for financial reporting purposes as a result of the Share Exchange Agreement. As a result of the reorganization, STB Assembly, Inc. became a wholly owned subsidiary of STB Systems, Inc. Effective February 20, 1995, STB Systems, Inc. terminated its S Corporation status and became a C Corporation and as a result, the Company became subject to all federal and state taxes pursuant to the C Corporation rules of the Internal Revenue Code.

On December 16, 1994, the Board of Directors of the Company authorized an initial public offering of the Company's common stock ("Stock Offering"). Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of common stock. On February 14, 1995, 2,000,000 shares of common stock were offered to the public at a price of $12.00 per share. Proceeds from the Company's Stock Offering totalled $24,000,000, net of $2,322,000 of Stock Offering expenses. The Company's stock is listed on the NASDAQ National Market under the symbol "STBI".

NOTE 3 - INVENTORIES

Inventories at October 31 consist of the following:

                                      (in thousands)
                                     1996        1995
                                   -------------------
Raw materials                      $10,667     $15,599
Work-in-process                     14,358       8,156
Finished goods                       2,123       4,120
                                   -------------------

Inventories, net                   $27,148     $27,875
                                   -------------------


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at October 31 consist of the following:

                                      (in thousands)
                                     1996        1995
                                   -------------------
Furniture & equipment              $ 8,614     $ 5,822
Leasehold improvements                 628         419
                                   -------------------
                                     9,242       6,241

Less: accumulated
depreciation                        (4,011)     (2,844)
                                   -------------------

Property & equipment,
net                                $ 5,231     $ 3,397
                                   -------------------


NOTE 5 - SHORT TERM DEBT AND NOTES
PAYABLE TO RELATED PARTIES

On January 5, 1996, the Company increased its borrowing capacity under its revolving credit facility ("Revolving Credit Facility") from $13,000,000 to $25,000,000. The Revolving Credit Facility is with a bank, payable upon demand, with interest at prime plus .75% (9.0% at October 31, 1996). Outstanding balances under the Revolving Credit Facility were $11,760,000 and $11,411,000, at October 31,

1996 and 1995, respectively. All indebtedness under the Revolving Credit Facility matures on November 1, 1999.

Availability under the Revolving Credit Facility is subject to limitations determined by the Company's borrowing base, which is calculated based on eligible accounts receivable and inventory, as defined in the Revolving Credit Facility agreement.

On February 20, 1995 the Company issued notes payable aggregating $2,040,000 to the Founding Shareholders to be repaid within 12 months of the date of issue with interest at 9%. As of October 31, 1996 the notes had been paid in full, and $700,000 was outstanding on the notes at October 31, 1995.


NOTE 6 - LONG-TERM LIABILITIES

Long-term liabilities at October 31 consist of the following:

                                      (In thousands)
                                     1996        1995
                                   -------------------
Mezzanine Facility, interest  at
prime plus .75%, (prime plus 3%
prior to January 5, 1996) payable
in monthly installments of interest
only through November 1, 1995
and principal and interest from
December 1, 1995 through
November 1,1999, collateralized
by certain assets of the Company   $ 1,500     $ 2,000

Contingent Payment (see below)           -         276

Other loans, interest at 9.8%,
payable in monthly installments
of principal and interest through
July 1997, collateralized by
certain assets of the Company            4           9

Obligations under capital leases       477         700
                                   -------------------
                                     1,981       2,985

Less: current portion                 (705)       (727)
                                   -------------------

Long-term liabilities              $ 1,276     $ 2,258
                                   -------------------

In accordance with the provisions of a contingent payment agreement ("Contingent Payment") executed in connection with the Revolving Credit and Mezzanine Facilities, the Company is obligated to pay the lender a one-time fee equal to one percent (1%) of the product of six (6) times the Company's earnings before income taxes, interest, depreciation and amortization for the year immediately preceding the year in which the payment is made. Accordingly, the Company paid the Contingent Payment on September 30, 1996, which, based on fiscal 1995 earnings amounted to $250,000. The Company had the option to pay this fee on any date following the successful completion of an initial public offering up to October 17, 1996, at which time the fee payment date was at the option of the lender. The Company originally recorded a liability and related asset of $276,000 at October 31, 1994. The asset is being amortized to interest expense over the term of the related debt as a yield adjustment.

The combined aggregate amount of maturities for all longterm borrowings, excluding obligations under capital leases, for each of the five years following October 31, 1996 are:

Years ending October 31,             (In thousands)
        1997                              $504
        1998                               500
        1999                               500
        2000                                 -
        2001 and thereafter                  -
                                         ------
                                         $1,504

The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases and the present value of the minimum capital lease payments at October 31, 1996 are:

Years ending October 31,             (In thousands)
        1997                             $ 244
        1998                               153
        1999                                95
        2000                                64
        2001                                 -
                                         ------
                                           556
Less: amount representing interest         (79)
                                         ------

Present value of the minimum
 capital lease payments                  $ 477
                                         ------


NOTE 7 - COMMITMENTS
AND CONTINGENCIES

The Company leases office space and equipment under various noncancelable operating lease agreements extending through 1999. Rental expense for each of the years ended October 31, 1996, 1995 and 1994 was $856,000, $773,000, and
$660,000, respectively. At October 31, 1996, future minimum lease payments for such operating leases are:

Years ending October 31,             (In thousands)
        1997                             $1,644
        1998                              1,484
        1999                              1,139
        2000                                 51
        2001                                 39
                                         ------
        Total                            $4,357
                                         ------

The Company installed four new surface-mount assembly lines at its facility in Juarez, Mexico during the fourth quarter of fiscal 1996, at a total cost of $4.2 million. This equipment was financed by a traditional capital lease arrangement. Under the capital lease arrangement, the Company must make 36 monthly payments of $83,000 followed by two consecutive twelve month optional renewel terms.

In September 1995, a class action lawsuit was filed against the Company alleging the prospectus and Registration Statement for the Stock Offering contained false and materially misleading facts, and omitted to state material facts. The members of the class seek unspecified damages. The Company denies the allegations. No formal discovery has yet been undertaken, and the Company intends to vigorously defend its position. In the opinion of management, this lawsuit is not likely to result in any loss that would have a material adverse effect on the Company's operating results or financial condition.

NOTE 8 - MAJOR CUSTOMERS

Sales to major customers, as a percentage of net sales, were as follows for each of the years ended October 31:

 Customer         1996    1995    1994
 --------------------------------------
    A              47%     42%     40%
    B               -      10%      6%
    C               8%      -       4%

Net sales to customers within the United States and to customers in foreign countries were as follows for each of the years ended October 31:

                            (In thousands)
                     1996        1995       1994
                   ------------------------------
 United States     $144,761   $ 98,742    $76,560
 Europe              32,654     30,000     12,445
 Other                2,740        861        831
                   ------------------------------

                   $180,155   $129,603    $89,836
                   ------------------------------

NOTE 9 - EMPLOYEE BENEFIT PLAN
AND PROFIT SHARING PLAN

The Company has a 401(K) plan for all full-time employees. The plan provides for the Company to make contributions of up to 25% of the amount of an employee's contribution, but not more than 1% of an employee's total cash compensation. The Company incurred expense of $43,000, $34,000 and $28,000 in the years ended October 31, 1996, 1995 and 1994, respectively, for its contributions to this plan. On January 1, 1997, the Company modified the existing plan, increasing its contribution to 50% of the employee's contribution, up to 2% of the employee's total cash compensation.

The Company's profit sharing plan provides for a portion of the Company's income before taxes to be paid as additional compensation to participants in this plan. Concurrent with the Stock Offering, the profit sharing percentage was reduced from 25% to 10%. Employees meeting eligibility requirements participate in the plan. The Company incurred compensation expense of $991,000, $503,000 and $1,195,000 in the years ended October 31, 1996, 1995 and 1994, respectively, as a result of the Company's obligations under the profit sharing plan.

NOTE 10 - CHANGE IN S CORPORATION STATUS AND INCOME TAXES

Immediately preceeding the Stock Offering (see Note 2), STB Systems, Inc. terminated its S Corporation status, and accordingly, the Company is subject to federal and state income taxes.

The Company paid cash distributions to its Founding Shareholders in the aggregate amounts of $1,285,000 and $990,000 for fiscal years 1995 and 1994 respectively. Following the Stock Offering, the Company made final distributions of the Company's undistributed S Corporation earnings to its Founding Shareholders. Such undistributed S Corporation earnings aggregated $4,100,000. The Company paid approximately onehalf of the undistributed S Corporation earnings from the proceeds of the Stock Offering, and the remainder in the form of Founding Shareholder Notes. As of October 31, 1996, these notes had been repaid in full.

As a result of the termination of its S Corporation status, the Company is required to provide deferred income taxes for cumulative temporary differences between income for financial and income tax reporting purposes at the date of termination. A deferred tax asset of $455,000 was recorded at the date of change in tax status resulting primarily from differing methods of recognizing inventory reserves and bad debt allowances for financial and income tax reporting purposes. The deferred tax assets at October 31 is composed of the following and included in other current assets in the consolidated balance sheets:

                                                (In thousands)
                                              1996          1995
                                            ---------------------
 Bad debt reserves                          $   113        $  153
 Inventory reserves                             476           340
 Depreciation                                    62            55
 Various expense accruals                       408            80
                                            ---------------------
 Deferred tax asset                         $ 1,059        $  628
                                            ---------------------

Provision for Income Taxes - The components of the income tax provision for the C Corporation period for the years ended October 31, 1996 and 1995 are as follows:

                                      (In thousands)
                                       1996     1995
                                     ----------------
 Current provision
    Federal                          $ 3,536  $  485
    State                                 81      18
                                     ----------------
                                       3,617     503
                                     ----------------

 Deferred benefit
     Federal                            (431)   (173)
     State                                 -       -
                                     ----------------
                                        (431)   (173)
                                     ----------------

  Provision for income taxes         $ 3,186  $  330
                                     ----------------


A reconciliation of taxes based on the federal statutory rate of 34% and the provision for income taxes is summarized as follows for the years ended October 31:

                                                  1996      1995
                                                 ----------------
Income taxes at the federal statutory rate       34.0%     34.0%
S Corporation earnings                              -     (17.5%)
State income taxes, net of federal benefit          -        .5%
Other, net                                         .4%     (2.8%)
                                                 ----------------
Provision for income taxes                       34.4%     14.2%
                                                 ----------------

NOTE 11 - RELATED PARTY TRANSACTIONS

In July 1993, the Company entered into an agreement with a financial consulting firm to provide advisory services and arrange certain credit facilities for the Company. The president of this firm, who is also an equity holder in the firm, serves as a member to the Company s board of directors. The Company incurred costs of $58,000 and $138,000 for each of the years ended October 31, 1996 and 1994, respectively, related to these services.

In April 1994, this financial consulting firm agreed to provide certain advisory services, including services relating to the Stock Offering. A flat fee of $150,000 was paid to the firm in connection with the Stock Offering. The Company recognized costs of $133,000 and $17,000 with respect to these services in the years ended October 31, 1995 and 1994, respectively.

A business consulting firm has provided consulting services to the Company since March 1990, for which the Company incurred fees of $25,000 and $104,000 in the years ended October 31, 1995 and 1994, respectively. A general partner in this consulting firm is an officer of the Company and a member of the Company s board of directors.

NOTE 12 - STOCK PLANS

The Company's 1995 Long Term Incentive Plan provides for the granting of incentive stock options and non-qualified stock options to purchase common stock, stock appreciation rights, restricted stock and performance units to key executives and other key employees of the Company. The plan authorized 850,000 shares of common stock to be used for stock options, stock appreciation rights, or restricted stock. All options vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. At October 31, 1996, options to purchase 81,300 shares were exercisable. The plan will terminate on December 31, 2004. Stock option activity during fiscal 1996 is as follows:

                                       Number       Option Price
                                     of Shares    Range per Share
                                     ----------------------------
 Balance at October 31, 1994             -                    -
     Granted                          478,000     $12.00 - $13.88
     Terminated                       (56,500)    $12.00 - $13.75
     Exercised                              -                   -
                                     ----------------------------
 Balance at October 31, 1995          421,500     $12.00 - $13.88
                                     ----------------------------
   Granted                            409,500     $ 9.25 - $23.38
   Terminated                         (20,000)    $10.38 - $12.00
   Exercised                          (11,000)    $12.00 - $12.00
                                     ----------------------------
 Balance at October 31, 1996          800,000     $ 9.25 - $23.38
                                     ----------------------------


Employee Stock Purchase Plan - The 1995 Employee Stock Option Purchase Plan provides a method whereby eligible employees may purchase common stock through voluntary payroll deductions, not to exceed 10% of the employee's base salary. Payroll deductions are made over a twelve month period. At the end of the deduction period, employees will have a subsequent twelve month period during which they may either exercise their options in whole or in part, or withdraw their funds with interest at a rate determined by the Stock Option Committee. The purchase price under the plan will be determined by the Stock Option Committee, however, the option price will not be less than 85% of the fair market value of the common stock on the date the option is granted or, such price will not be less than 85% of the fair market value of the Common Stock on the date the option is exercised. As of October 31, 1996, 2,598 shares have been issued under this plan.

NOTE 13 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands)

                     31-Oct    31-Jul   30-Apr     31-Jan   31-Oct     31-Jul   30-Apr   31-Jan
Three Months Ended    1996     1996      1996      1996      1995       1995     1995     1995
                    ---------------------------------------------------------------------------
Net sales           $48,122   $42,537   $44,592   $44,905   $39,832   $25,663  $33,370  $30,738
Gross profit         10,996     8,616     8,403     7,262     6,117     3,550    4,712    5,095
Net income(loss)      2,131     1,380     1,351     1,214       941      (497)
Net income(loss)
 per share            $0.45     $0.30     $0.30     $0.27     $0.21    $(0.11)
Pro forma net income                                                               410      828
Pro forma net income per share                                                   $0.10    $0.31