Form 10-K405, Exhibit 13
period 1997-10-31
STB SYSTEMS INC
filed 1998-01-29
CIK 934596

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of STB Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of STB Systems, Inc. and subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Dallas, Texas
December 8, 1997

                      STB SYSTEMS, INC. and SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                          OCTOBER 31, 1997 AND 1996
--------------------------------------------------------------------------------
              (in thousands except share and per share amounts)

                                                                      1997         1996
                                                                  -------------------------
                       ASSETS
Current Assets:
 Cash and cash equivalents                                         $   3,869     $  3,420
 Accounts receivable--trade, net of allowance for
  doubtful accounts of $465 and $332, respectively                    47,208       28,032
 Inventories, net                                                     41,295       27,148
 Other current assets                                                  1,970        1,348
                                                                  -------------------------
        Total current assets                                          94,342       59,948

Property and equipment, net                                           12,348        5,231
Other assets                                                           2,864          450
                                                                  -------------------------
        Total assets                                               $ 109,554     $ 65,629
                                                                  -------------------------
                                                                  -------------------------

         LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
 Short-term debt                                                   $  21,520     $ 11,760
 Accounts payable--trade                                              36,801       19,538
 Accrued wages, commissions and bonuses                                1,466        1,144
 Other accrued liabilities                                             2,027        1,609
 Current portion of long-term liabilities                              1,167          705
                                                                  -------------------------
        Total current liabilities                                     62,981       34,756
                                                                  -------------------------
Long-term Liabilities:
 Long-term notes payable                                                 500        1,000
 Obligations under capital leases and other
  long-term liabilities                                                2,611          276
                                                                  -------------------------
        Total long-term liabilities                                    3,111        1,276
                                                                  -------------------------
Shareholders' Equity:
 Preferred stock, 2,000,000 shares authorized,
  none issued or outstanding                                           --            --
 Common stock, $.01 par value, 25,000,000 shares
  authorized, 6,968,315 and 6,770,397 shares issued
  and outstanding, respectively                                           70           68
 Additional paid-in capital                                           25,392       22,295
 Retained earnings                                                    18,245        7,479
                                                                  -------------------------
                                                                      43,707       29,842
 Treasury stock, 35 shares, at cost                                     (245)        (245)
                                                                  -------------------------
 Total shareholders' equity                                           43,462       29,597
                                                                  -------------------------
        Total liabilities and shareholders' equity                 $ 109,554     $ 65,629
                                                                  -------------------------
                                                                  -------------------------


  The accompanying notes are an integral part of these consolidated financial statements

                      STB SYSTEMS, INC. and SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------
              (in thousands except share and per share amounts)

                                                        1997          1996         1995
                                                    ---------------------------------------
Net sales                                           $  199,485    $  180,155    $  129,603
Cost of sales                                          149,439       144,879       110,129
                                                    ---------------------------------------
Gross profit                                            50,046        35,276        19,474
                                                    ---------------------------------------
Operating expenses:
 Research and development                                6,740         4,428         2,719
 Sales and marketing                                    14,788        10,986         7,437
 General and administrative                             10,618         9,486         6,172
                                                    ---------------------------------------
Total operating expenses                                32,146        24,900        16,328
                                                    ---------------------------------------
Income from operations                                  17,900        10,376         3,146
Interest expense, net                                    1,649         1,113           818
                                                    ---------------------------------------
Income before income taxes                              16,251         9,263         2,328
Provision for income taxes                               5,481         3,186           330
                                                    ---------------------------------------
Net income                                          $   10,770    $    6,077    $    1,998
                                                    ---------------------------------------
                                                    ---------------------------------------
Net income per share                                $     1.44    $     0.89
                                                    -------------------------
                                                    -------------------------
Weighted average shares outstanding                  7,466,167     6,820,134
                                                    -------------------------
                                                    -------------------------

Pro forma data (unaudited):
 Net income                                                                     $    1,998
 Pro forma adjustment to general and
  administrative expenses                                                              220
 Pro forma adjustment to reflect interest
  on Founding Shareholder Notes                                                        (52)
 Pro forma adjustment to reflect federal
  income taxes                                                                        (483)
                                                                                 ----------
 Pro forma net income                                                           $    1,683
                                                                                 ----------
                                                                                -----------
 Pro forma net income per share                                                 $     0.45
                                                                                -----------
                                                                                -----------
 Weighted average shares outstanding
  used in the pro forma net income per
  share calculation                                                              5,619,593
                                                                                -----------
                                                                                -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                      STB SYSTEMS, INC. and SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------
                             (dollars in thousands)

                                                                1997          1996         1995
                                                            ---------------------------------------
Cash flows from operating activities:
 Net income                                                  $  10,770     $   6,077    $   1,998
 Adjustments to reconcile net income to net cash flow
  from operating activities:
   Depreciation and amortization                                 2,550         1,252          733
   Changes in assets and liabilities:
    Accounts receivable--trade                                 (18,506)       (7,397)      (9,542)
    Inventories, net                                           (13,652)          727      (17,923)
    Other current assets                                          (621)         (479)        (347)
    Other assets                                                  (763)          151            2
    Accounts payable--trade                                     15,543         1,807        9,029
    Accrued wages, commissions, and bonuses                        322           585         (182)
    Other accrued liabilities                                      419           817          453
                                                            ---------------------------------------
      Net cash provided by (used in) operating activities       (3,938)        3,540      (15,779)
                                                            ---------------------------------------
Cash flows from investing activities:
 Purchases of property and equipment                            (9,580)       (3,086)      (2,470)
 Investment in subsidiary                                         (236)          --           --
                                                            ---------------------------------------
      Net cash used in investing activities                     (9,816)       (3,086)      (2,470)
                                                            ---------------------------------------

Cash flows from financing activities:
 Borrowings on (payments of) short-term debt                     9,760          (351)       4,727
 Payments of Founding Shareholder Notes                            --            --        (1,340)
 Borrowings on (payments of) long-term debt                      2,297        (1,003)         436
 Issuance of common stock, net of issue costs                    1,218           158       21,678
 Distribution of S Corporation earnings                            --            --        (2,082)
 Payment of dividends                                              --            --        (1,285)
 Tax benefit from exercise of stock options                        928           --           --
                                                            ---------------------------------------
   Net cash provided by (used in) financing activities          14,203        (1,196)      22,134
                                                            ---------------------------------------
Net increase (decrease) in cash and cash equivalents               449          (742)       3,885

Cash and cash equivalents at beginning of period                 3,420         4,162          277
                                                            ---------------------------------------
Cash and cash equivalents at end of period                   $   3,869     $   3,420    $   4,162
                                                            ---------------------------------------
                                                            ---------------------------------------

Supplemental disclosure of cash flow information:
 - Cash paid for interest in 1997, 1996 and 1995 was $1,640, $1,243, and $1,023,
    respectively.
 - Cash paid for income taxes in 1997, 1996 and 1995 was $4,375, $2,775 and $507 respectively.

For additional disclosure of non-cash investing and financing activities, see
Note 3, Acquisition.


   The accompanying notes are an integral part of these financial statements.

                      STB SYSTEMS, INC. and SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------
                            (dollars in thousands)



                                                    COMMON STOCK          ADDITIONAL                  TREASURY STOCK
                                               ----------------------      PAID-IN      RETAINED  -----------------------
                                                 SHARES       AMOUNT       CAPITAL      EARNINGS    SHARES       AMOUNT     TOTAL
                                               ------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1994                       3,750,000        $38          $489      $3,914         35        ($245)     $4,196
Dividends declared                                                                        (851)                               (851)
Establishment of deferred tax asset                                                        455                                 455
Distribution of S Corporation earnings                                                  (4,122)                             (4,122)
Net proceeds from initial public offering       3,000,000         30        21,648                                          21,678
Cumulative translation gain                                                                  8                                   8
Net Income                                                                               1,998                               1,998
                                               ------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1995                       6,750,000         68        22,137       1,402         35         (245)     23,362
Issuance of common stock                           20,397         --           158                                             158
Net Income                                                                               6,077                               6,077
                                               ------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1996                       6,770,397          68       22,295       7,479         35         (245)     29,597
Issuance of common stock                          154,553           2        1,219                                           1,221
Investment in Subsidiary                           43,365          --          950                                             950
Cumulative translation gain                                                                 (4)                                 (4)
Tax benefit from exercise of Stock Options                                     928                                             928
Net Income                                                                              10,770                              10,770
                                               ------------------------------------------------------------------------------------
BALANCE, OCTOBER 31, 1997                       6,968,315         $70      $25,392     $18,245         35        ($245)    $43,462
                                               ------------------------------------------------------------------------------------
                                               ------------------------------------------------------------------------------------


 The accompanying notes are an integral part of these consolidated financial statements.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        OCTOBER 31, 1997, 1996 AND 1995

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     STB Systems, Inc. develops, manufactures and sells a wide selection of multimedia accelerators, other multimedia subsystem products and specialized technology products designed for use in mid-range and high-end personal computers ("PCs"). STB Assembly, Inc. is a wholly owned subsidiary and provides manufacturing services to STB Systems, Inc. Symmetric Simulation Systems, Inc. (see Note 3), also a wholly owned subsidiary of STB Systems, Inc., designs high-end 3D graphics acceleration products.

     PRINCIPLES OF CONSOLIDATION--In conjunction with the Stock Offering (see
Note 2), STB Assembly, Inc. became a wholly owned subsidiary of STB Systems, Inc. Consequently, the accompanying financial statements include the consolidated accounts of STB Systems, Inc., STB Assembly, Inc. and Symmetric Simulation Systems, Inc. (see Note 3), (collectively referred to as the "Company"; see also Note 2). STB Assembly, Inc. has two majority owned subsidiaries, STB de Mexico S.A. de C.V. ("STB de Mexico") and Maquilados Continentales de Chihuahua ("MCC"). STB de Mexico is a Mexican corporation operated as a maquiladora and performs assembly services for STB Systems, Inc. As of December 1992, MCC became an inactive entity. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interests in the subsidiaries are insignificant for financial reporting purposes.

     MANAGEMENT ESTIMATES--In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

     CASH AND CASH EQUIVALENTS--Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Investments with initial maturities of three months or less qualify as cash equivalents.

     REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE--The Company recognizes revenue from product sales upon shipment. Sales to original equipment manufacturers ("OEMs") account for a significant portion of the Company's sales. The Company offers its OEM customers a limited warranty for a period of typically 15 to 36 months. Costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment.

     Stock rotation returns, under specified conditions, are allowed to certain retail customers for recently purchased products, provided an equivalent dollar amount of other products is purchased at the time of the return. Also, in the event the Company reduces its selling prices, certain retail customers receive price protection credit for the difference between the original purchase price of product remaining in specified levels of their inventories and the Company's reduced price for such products. Sales adjustments resulting from stock rotation returns and price protection programs are made as determined by management and have historically been minor. Management's estimates of the costs associated with the price protection and stock rotation programs are based on the Company's historical experience with such arrangements and its evaluation of exposure at each balance sheet

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995

date resulting from these policies. The Company's sales are presented net of stock rotation returns and price adjustments.

     The Company participates in cooperative advertising programs with certain distributors. These programs are used by the Company to reimburse distributors for certain forms of advertising. In general, the programs allow distributors credits up to a specified percentage of net purchases. The Company's costs associated with these programs are estimated and accrued at the time of sale and are included in sales and marketing expenses.

     INVENTORIES--Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis using a moving weighted average methodology.

     PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation is computed for financial statement purposes using an accelerated method over the estimated useful lives of the assets, which range from three to five years. Amortization of assets recorded under capital leases is included in depreciation expense. Depreciation and amortization expense for each of the years ended October 31, 1997, 1996 and 1995 was $2,550,000, $1,252,000 and $733,000, respectively.

     RESEARCH AND DEVELOPMENT--Research and development costs are charged to expense as incurred.

     INCOME TAXES--Effective February 21, 1995 and in connection with the Company's initial public offering ("Stock Offering"), the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) on a prospective basis (see Note 2). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities measured using estimated tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

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

     ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" (SFAS 123) was issued. This statement requires the fair value

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the statement of operations, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1997 fiscal year. Accordingly, the Company has adopted SFAS 123 on a disclosure basis only.

     FINANCIAL INSTRUMENTS--As of October 31, 1997 and 1996 the fair values of the Company's revolving credit balance and the fair values of the Company's fixed-rate debt approximates the related carrying values.

     STOCK SPLIT--During the period, the Company declared a three-for-two split of the Company's common stock. The stock split was effected in the form of a stock dividend on July 17, 1997, and resulted in the issuance of 2,302,674 additional shares. Share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

     PRO FORMA NET INCOME AND NET INCOME PER SHARE (UNAUDITED) - Pro forma net income and net income per share have been determined assuming that (1) the Company had adopted the revised profit sharing plan effective November 1, 1994 (see Note 10), (2) the Founding Shareholder Notes in the aggregate amount of $2,040,000 had been outstanding since November 1, 1994 bearing interest at 9% per annum (see Note 12), and (3) the Company had been taxed as a C corporation for federal and certain state income tax purposes since November 1, 1994 (see Note 12).

     Pro forma net income per share has been computed using the weighted average number of common shares outstanding after giving retroactive effect to the stock split (see Note 2). Common equivalent shares are also increased to reflect the number of shares which would have been necessary to fund the $2.04 million distribution paid to the Founding Shareholders from the proceeds of the Stock Offering of the Company's common stock (see Note 6).

     EARNINGS PER SHARE--Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period, in accordance with the provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share". The earnings per share computation is based on the assumption that outstanding options and warrants to purchase common stock with exercise prices below fair market value were exercised, unless antidilutive, and the proceeds were used to repurchase outstanding common stock.

     FOREIGN CURRENCY TRANSLATION--The U.S. dollar is the functional currency for the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income.

NOTE 2--STOCK SPLIT, REORGANIZATION AND STOCK OFFERING

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

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     STB Systems, Inc. entered into a Share Exchange Agreement on December 16, 1994 with the shareholders of STB Assembly, Inc., providing for the issuance of STB Systems, Inc. common stock in exchange for the outstanding common stock of STB Assembly, Inc. on a one-for-333 basis immediately prior to consummation of the Stock Offering. For purposes of these consolidated financial statements, these shares are treated as outstanding for all periods presented. As STB Systems, Inc. and STB Assembly, Inc. were under common control, there was no change in basis for financial reporting purposes as a result of the Share Exchange Agreement. As a result of the reorganization, STB Assembly, Inc. became a wholly-owned subsidiary of STB Systems, Inc. Effective February 21, 1995, STB Systems, Inc. terminated its S Corporation status and became a C Corporation and as a result, the Company became subject to all federal and state taxes pursuant to the C Corporation rules of the Internal Revenue Code.

     On December 16, 1994, the Board of Directors of the Company authorized an initial public offering of the Company's common stock ("Stock Offering"). Accordingly, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for the sale of common stock. On February 14, 1995, 2,000,000 shares of common stock were offered to the public at a price of $12.00 per share. Proceeds from the Company's Stock Offering totaled $24,000,000, net of $2,322,000 of Stock Offering expenses. The Company's stock is listed on the NASDAQ National Market under the symbol "STBI".

NOTE 3--ACQUISITION

     During the quarter ended April 30, 1997, STB Systems, Inc. acquired all of the outstanding shares of Symmetric Simulation Systems, Inc. ("Symmetric"). Symmetric designs and builds high-end 3D graphics acceleration products for use in applications such as computer-aided design, product visualization and animation. This transaction was accounted for as a purchase, in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". As consideration, the Company issued 43,365 shares of stock at a fair market value of $950,000 and cash in the amount of $236,000. As a result of the acquisition, the Company recorded goodwill in the amount of $1,648,000, which is included in other assets and is being amortized on a straight line basis over seven years. Unamortized goodwill at October 31, 1997 was $1,548,000.

     The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the date of acquisition, as follows:


(In Thousands)                                  1997
                                             ---------
Working capital, other than cash                1,166
Property, plant and equipment                      89
Other assets                                        4
Goodwill                                        1,648
Other liabilities                              (1,720)
                                             ---------
Purchase price, net of cash received            1,187
                                             ---------
                                             ---------

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995

NOTE 4--INVENTORIES

Inventories at October 31 consist of the following:

                                        (in thousands)
                                     --------------------
                                       1997       1996
                                     ---------  ---------
Raw materials                        $  22,416  $  10,667
Work-in-process                         13,416     14,358
Finished goods                           5,463      2,123
                                     ---------  ---------
Inventories, net                     $  41,295  $  27,148
                                     ---------  ---------
                                     ---------  ---------

NOTE 5--PROPERTY AND EQUIPMENT

Property and equipment at October 31 consist of the following:

                                       (in thousands)
                                    --------------------
                                      1997       1996
                                    ---------  ---------
Furniture and equipment             $  16,485  $   5,822
Leasehold improvements                    746        419
                                    ---------  ---------
                                       17,231      6,241
Less: accumulated depreciation         (4,883)    (2,844)
                                    ---------  ---------
Property and equipment, net         $  12,348  $   3,397
                                    ---------  ---------
                                    ---------  ---------

NOTE 6--SHORT TERM DEBT AND NOTES PAYABLE TO RELATED PARTIES

     On January 5, 1996, the Company increased its borrowing capacity under its revolving credit facility ("Revolving Credit Facility") from $13,000,000 to $25,000,000. The Revolving Credit Facility is with a bank, payable upon demand, with interest at prime plus .75% (9.25% at October 31, 1997). Outstanding balances under the Revolving Credit Facility were $21,520,000 and $11,760,000, at October 31, 1997 and 1996, respectively. All indebtedness under the Revolving Credit Facility matures on November 1, 1999.

     Availability under the Revolving Credit Facility is subject to limitations determined by the Company's borrowing base, which is calculated based on eligible accounts receivable and inventory, as defined in the Revolving Credit Facility agreement.

     Subsequent to the balance sheet date, the Company entered into a new credit agreement with a bank, increasing its borrowing capacity from $25,000,000 to $30,000,000 on a new Revolving Credit Facility. All debt under the existing facility was repaid with the increased capacity expected to be used to support increased working capital needs. The new Revolving Credit Facility bears interest at Libor plus 175 basis points (7.406% at October 31, 1997). In addition, the Company will incur a fee on the unused portion of the commitment, at an annual rate of .375%, payable quarterly, in arrears. All indebtedness under the new Revolving Credit Facility matures on

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


November 21, 1999. In connection with the new Revolving Credit Facility, the Company incurred line of credit fees in the amount of $76,000 in the first quarter of fiscal 1998.

NOTE 7--LONG-TERM LIABILITIES

     Long-term liabilities at October 31 consist of the following:

                                          (in thousands)
                                      ---------------------
                                          1997       1996
                                      ----------  ---------
Mezzanine Facility, interest at
prime plus .75%, (prime plus 3%
prior to January 5, 1996) payable
in monthly installments of
interest only through November 1,
1995 and principal and interest
from December 1, 1995 through
November 1,1999, collateralized by
certain assets of the Company         $1,000    $   1,500

Other loans, interest at 9.8%,
payable in monthly installments of
principal and interest through
July 1997, collateralized by
certain assets of the Company             --            4

Obligations under capital leases       3,278          477
                                      ----------  ---------
                                       4,278        1,981
Less: current portion                 (1,167)        (705)
                                      ----------  ---------
Long-term liabilities                 $3,111      $ 1,276
                                      ----------  ---------
                                      ----------  ---------

     In connection with the new Revolving Credit Facility, the Mezzanine Facility of $1,000,000 was repaid in full subsequent to the balance sheet date. In addition to the new Revolving Credit Facility, the Company entered into a long term loan agreement ("Term Loan") in the amount of $3,000,000 which is structured as a sale/leaseback transaction and is included in obligations under capital leases. The Term Loan is collateralized by certain assets of the Company, and bears interest at the rate of Libor plus 250 basis points (8.156% at October 31, 1997). The Term Loan is payable in monthly installments of principal and interest over five years.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases and the present value of the minimum capital lease payments at October 31, 1997 are:


Years Ending October 31,                                   (in thousands)
--------------------------------------------------------------------------
1998                                                          $     845
1999                                                                786
2000                                                                754
2001                                                                690
2002                                                                690
                                                                 ------
                                                                  3,765
Less: amount representing interest                                 (487)
                                                                 ------
Present value of the minimum capital lease payments           $   3,278
                                                                 ------
                                                                 ------

NOTE 8--COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under various noncancelable operating lease agreements extending through 1999. Rental expense for each of the years ended October 31, 1997, 1996 and 1995 was $2,136,000, $856,000, and $773,000, respectively. In the first quarter of fiscal 1998 the Company moved its manufacturing operations to a new 137,000 square foot facility in Juarez, Mexico. Future minimum lease payments for the new facility are included in the table below.

    At October 31, 1997, future minimum lease payments for such operating leases are:

Years Ending October 31,                   (in thousands)
-----------------------------------------  --------------
1998                                         $    3,976
1999                                              3,345
2000                                              2,202
2001                                              2,180
2002                                              2,169
                                                -------
Total                                        $   13,872
                                                -------
                                                -------

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     The Company installed two new high speed surface-mount assembly lines at its new facility in Juarez, Mexico during the fourth quarter of fiscal 1997, at a total cost of $6.3 million. The equipment was financed by two separate operating leases. The first of the two lines was placed in service in September 1997 and the financing was arranged prior to fiscal year end. The second line was placed in service late in the fourth quarter of fiscal 1997, therefore, the financing of this lease was not finalized until December 1997. For purposes of this footnote, the minimum lease payments have been included for both leases. Under the operating lease arrangements, the Company must make 60 monthly payments of $60,775 and $53,691, respectively.

     In December 1997, the Company entered into a 5 year agreement to construct and lease a new corporate headquarters. Construction on the 210,000 square foot facility began in December 1997, and the total cost is estimated to be approximately $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the lease agreement). The Company plans to occupy the facility during the first fiscal quarter of 1999 with rental payments commencing upon occupancy. The Company has the option to renew the lease for an additional 5 years, payoff the underlying debt or cause the building to be sold.

NOTE 9--MAJOR CUSTOMERS

     Sales to major customers, as a percentage of net sales, were as follows for each of the years ended October 31:

    Customer        1997         1996         1995
---------------     -----        -----        -----
  A                  35%          47%           42%
  B                  20%           8%           --
  C                  11%          --            --
  D                  --           --            10%

     Net sales to customers within the United States and to customers in foreign countries were as follows for each of the years ended October 31:

                                                                    (in thousands)
                                                            1997           1996        1995
                                                        --------------------------------------
United States                                           $  144,665   $    144,761   $   98,742
Europe                                                      42,510         32,654       30,000
Other                                                       12,310          2,740          861
                                                        ----------  --------------  ----------
                                                        $  199,485   $    180,155   $  129,603
                                                        ----------  --------------  ----------
                                                        ----------  --------------  ----------

NOTE 10--EMPLOYEE BENEFIT PLAN AND PROFIT SHARING PLAN

     The Company has a 401(K) plan for all full-time employees. During the period, the Company modified the plan contribution amount. The new plan provides for the Company to make contributions of up to 50% of the amount of an employee's contribution, but not more than 2% of an employee's total cash compensation. Prior to the change, the Company made contributions of up to 25% of the amount of an employee's contribution, up to 1% of the employee's total cash compensation. The Company incurred expense of $149,000, $43,000 and $34,000 for the years ended October 31, 1997, 1996 and 1995, respectively, for its contributions to this plan.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     The Company's profit sharing plan provides for a portion of the Company's income before taxes to be paid as additional compensation to participants in this plan. Concurrent with the Stock Offering, the profit sharing percentage was reduced from 25% to 10%. Employees meeting eligibility requirements participate in the plan. The Company incurred compensation expense of $1,464,000, $991,000 and $503,000 in the years ended October 31, 1997, 1996 and 1995, respectively, as a result of the Company's obligations under the profit sharing plan.

NOTE 11--EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share", (SFAS 128). The Company will adopt SFAS 128, which establishes standards for computing and presenting earnings per share
(EPS), in the first quarter of fiscal 1998. This statement requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes the effect of potentially dilutive securities while diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock. The following table sets forth the basic and diluted EPS computation, on a pro forma basis, for the years ended October 31:

                                                                                1997        1996        1995
                                                                             ----------  ----------  ----------
Net income (in thousands)                                                    $   10,770  $    6,077  $    1,998
                                                                             ----------  ----------  ----------
BASIC
Weighted average number of shares outstanding                                 6,865,286   6,772,535   5,878,767
                                                                             ----------  ----------  ----------
Net income per share                                                         $     1.57  $     0.90  $     0.34
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
DILUTED
Weighted average number of shares outstanding                                 6,865,286   6,772,535   5,878,767
Additional weighted average shares from assumed exercise of dilutive stock options, net of shares assumed to be repurchased with exercise
  proceeds                                                                      565,782     100,302      22,051
                                                                             ----------  ----------  ----------
Net income per share                                                         $     1.45  $     0.88  $     0.34
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

NOTE 12--CHANGE IN S CORPORATION STATUS AND INCOME TAXES

Immediately preceding the Stock Offering (see Note 2), STB Systems, Inc. terminated its S Corporation status, and accordingly, the Company is subject to federal and state income taxes.

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     The Company paid cash distributions to its Founding Shareholders in the aggregate amount of $1,285,000 for the fiscal year ended October 31, 1995. Following the Stock Offering, the Company made final distributions of the Company's undistributed S Corporation earnings to its Founding Shareholders. Such undistributed S Corporation earnings aggregated $4,100,000. The Company paid approximately one-half of the undistributed S Corporation earnings from the proceeds of the Stock Offering, and the remainder in the form of Founding Shareholder Notes. As of October 31, 1997, these notes had been repaid in full.

     As a result of the termination of STB Systems, Inc.'s S Corporation status, the Company is required to provide deferred income taxes for cumulative temporary differences between income for financial and income tax reporting purposes at the date of termination. A deferred tax asset of $455,000 was recorded at the date of change in tax status resulting primarily from differing methods of recognizing inventory reserves and bad debt allowances for financial and income tax reporting purposes. The deferred tax assets at October 31 are composed of the following and included in other current assets in the consolidated balance sheets:

                                                                               (in thousands)
                                                                     -------------------------------
                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
Bad debt reserves                                                    $     163  $     113  $     153
Inventory reserves                                                         490        476        340
Depreciation                                                                87         62         55
Various expense accruals                                                   216        408         80
Stock Option tax benefit                                                   903         --         --
                                                                     ---------  ---------  ---------
Deferred tax asset                                                   $   1,859  $   1,059  $     628
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

     PROVISION FOR INCOME TAXES--The components of the income tax provision for the C Corporation period for the years ended October 31, 1997, 1996 and 1995 are as follows:

                                                                             (in thousands)
                                                                     -------------------------------
                                                                       1997       1996       1995
                                                                     ---------  ---------  ---------
Current Provision:
  Federal                                                            $   5,018  $   3,468  $     485
  State                                                                     95         81         18
  Foreign                                                                  265         68         --
                                                                     ---------  ---------  ---------
                                                                         5,378      3,617        503
                                                                     ---------  ---------  ---------
Deferred (benefit)expense
  Federal                                                                 (800)      (431)      (173)
  Effect of stock option exercises                                         903         --         --
                                                                     ---------  ---------  ---------
                                                                           103       (431)      (173)
                                                                     ---------  ---------  ---------
Provision for income taxes                                           $   5,481  $   3,186  $     330
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


     A reconciliation of taxes based on the federal statutory rate and the provision for income taxes is summarized as follows for the years ended October 31:

                                                                           1997       1996       1995
                                                                         ---------  ---------  ---------
Income taxes at the federal statutory rate                                    35.0%      34.0%      34.0%
S Corporation earnings                                                          --         --      (17.5%)
State income taxes, net of federal benefit                                     0.4%       0.6%       0.5%
Foreign tax credit, net                                                       (1.6%)     ( .1%)       --
R&D credit                                                                    (1.9%)     (1.5%)     (3.4%)
Other, net                                                                     1.8%       1.4%        .6%
                                                                               ---        ---  ---------
Provision for income taxes                                                    33.7%      34.4%      14.2%
                                                                               ---        ---  ---------
                                                                               ---        ---  ---------

NOTE 13--RELATED PARTY TRANSACTIONS

In July 1993, the Company entered into an agreement with a financial consulting firm to provide advisory services and arrange certain credit facilities for the Company. The president of this firm, who is also an equity holder in the firm, serves as a member of the Company's board of directors. The Company incurred costs of $58,000 for the year ended October 31, 1996, related to these services.

In April 1994, this financial consulting firm agreed to provide certain advisory services, including services relating to the Stock Offering. A flat fee of $150,000 was paid to the firm in connection with the Stock Offering. The Company recognized costs of $133,000 with respect to these services in 1995.

A business consulting firm has provided consulting services to the Company since March 1990, for which the Company incurred fees of $21,000 in 1995. A general partner in this consulting firm is an officer of the Company and a member of the Company's board of directors.

NOTE 14--STOCK PLANS

The Company's 1995 Long Term Incentive Plan provides for the granting of incentive stock options and non-qualified stock options to purchase common stock, stock appreciation rights, restricted stock and performance units to key executives and other key employees of the Company. In April 1997, the plan increased its number of authorized shares of common stock to be used for stock options, stock appreciation rights, or restricted stock from 1,275,000 to 1,500,000. All options vest at the rate of 20% per year on each of the first five anniversaries of the date of grant. At October 31, 1997, options to purchase 221,698 shares were exercisable. The plan will terminate on December 31, 2004. Stock option activity during fiscal 1997, 1996 and 1995 is as follows:

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


                                                                   NUMBER      OPTION PRICE     WEIGHTED AVERAGE
                                                                 OF SHARES    RANGE PER SHARE    EXERCISE PRICE
                                                                 ----------  -----------------  -----------------
Balance at October 31, 1994                                              --                --          --
  Granted                                                           724,500  $    8.00--$ 9.25     $ 8.04
  Terminated                                                        (66,000) $    8.00--$ 9.17     $ 8.13
  Exercised                                                              --                 --         --
                                                                 ----------  -----------------  -----------------
Balance at October 31, 1995                                         658,500  $     8.00--$9.25     $ 8.03
                                                                 ----------  -----------------  -----------------
  Granted                                                           611,250  $    6.17--$15.59     $12.65
  Terminated                                                        (48,750) $    6.92--$ 8.00     $ 7.58
  Exercised                                                         (16,500) $    8.00--$ 8.00     $ 8.00
                                                                 ----------  -----------------  -----------------
Balance at October 31, 1996                                       1,204,500  $    6.17--$15.59     $10.39
                                                                 ----------  -----------------  -----------------
  Granted                                                            91,750  $   13.00--$38.50     $22.88
  Terminated                                                        (21,000) $    8.00--$11.50     $10.38
  Exercised                                                        (132,150) $    6.17--$15.58     $ 8.17
                                                                 ----------  -----------------  -----------------
Balance at October 31, 1997                                       1,143,100  $    6.17--$38.50     $11.65
                                                                 ----------  -----------------  -----------------

The following table summarizes information about stock options outstanding at October 31, 1997:

                               OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                   -------------------------------------------  ------------------------
                                     WEIGHTED        WEIGHTED                  WEIGHTED
    EXERCISE                         AVERAGE         AVERAGE                   AVERAGE
      PRICE          SHARES         REMAINING       EXERCISE        NUMBER     EXERCISE
      RANGE        OUTSTANDING   CONTRACUAL LIFE      PRICE        OF SHARES    PRICE
-----------------  -----------  -----------------  -----------    ----------- -----------
$ 6.17--$ 9.00        592,851             7.5       $    7.91      130,699    $    7.97
$ 9.01--$13.50         49,450             8.4       $   10.23        8,950    $    9.50
$13.51--$20.25        435,300             9.0       $   14.85       82,049    $   14.69
$20.26--$30.38         51,750             9.4       $   22.35       --           --
$30.39--$38.50         13,750             9.9       $   36.61       --           --
                   -----------          -----      -----------  -----------  -----------
                    1,143,101             8.2       $   11.65      221,698    $   10.52

The fair value of each option was estimated on the date of grant based on the Black-Sholes option pricing model assuming, among other things, no dividend yield, a risk free interest rate of 6.0%, expected volatility of 71% and expected life of 4 years. The weighted average grant date fair value for options granted during the fiscal years ended October 31, 1997 and 1996 was $13.34 and $7.34, respectively. Had the Company recorded compensation expense based on the fair value at the date of grant for its stock options under SFAS 123, the Company's income would have been reduced to the pro forma amounts indicated below, net of taxes:

                       STB SYSTEMS, INC. AND SUBSIDIARIES

                        OCTOBER 31, 1997, 1996 AND 1995


                                        1997       1996
                                      ---------  ---------
AS REPORTED:
Net income                            $  10,770  $   6,077
                                      ---------  ---------
Net income per share                  $    1.44  $    0.89
                                      ---------  ---------
PRO FORMA:
Net income                            $  10,127  $   6,000
                                      ---------  ---------
Net income per share                  $    1.36  $    0.88
                                      ---------  ---------

EMPLOYEE STOCK PURCHASE PLAN--The 1995 Employee Stock Option Purchase Plan provides a method whereby eligible employees may purchase common stock through voluntary payroll deductions, not to exceed 10% of the employee's base salary. Payroll deductions are made over a twelve month period. At the end of the deduction period, employees will have a subsequent twelve month period during which they may either exercise their options in whole or in part, or withdraw their funds with interest at a rate determined by the Stock Option Committee. The purchase price under the plan will be determined by the Stock Option Committee, however, the option price will not be less than 85% of the fair market value of the common stock on the date the option is granted or, such price will not be less than 85% of the fair market value of the Common Stock on the date the option is exercised. As of October 31, 1997, 26,287 shares have been issued under this plan.

NOTE 15--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
(In thousands)

                                        31-OCT     31-JUL     30-APR     31-JAN     31-OCT     31-JUL     30-APR     31-JAN
THREE MONTHS ENDED                       1997       1997       1997       1997       1996       1996       1996       1996
-------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales                              $  60,674  $  42,019  $  48,700  $  48,092  $  48,122  $  42,537  $  44,592  $  44,905
Gross profit                              15,211     12,425     11,778     10,633     10,996      8,616      8,403      7,262
Net income                                 3,630      2,469      2,418      2,252      2,131      1,380      1,351      1,214
Net income per share                   $    0.47  $    0.33  $    0.33  $    0.31  $    0.30  $    0.20  $    0.20  $    0.18

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data of the Company. The selected consolidated statements of operations and consolidated balance sheet data of the Company for the fiscal years ended October 31, 1997, 1996, 1995, 1994 and 1993 are derived from the Company's Consolidated Financial Statements that were audited by Price Waterhouse LLP, independent accountants, whose report for the fiscal years ended October 31, 1997, 1996 and 1995 is included herein. The pro forma data set forth below, as of and for the year ended October 31, 1995, is unaudited.

    The Selected Consolidated Financial Data set forth below should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements and related Notes, and other financial information included herein.



                                                                  (In thousands except per share amounts)
                                                                           YEAR ENDED OCTOBER 31,
                                                            1997        1996        1995       1994       1993
                                                         ----------  ----------  ----------  ---------  ---------
Consolidated Statements of Operations Data:
Net sales                                                $  199,485  $  180,155  $  129,603  $  89,836  $  39,236
Cost of sales                                               149,439     144,879     110,129     73,213     30,726
                                                         ----------  ----------  ----------  ---------  ---------
Gross profit                                                 50,046      35,276      19,474     16,623      8,510
                                                         ----------  ----------  ----------  ---------  ---------
Operating expenses:
  Research and development                                    6,740       4,428       2,719      1,795      1,079
  Sales and marketing                                        14,788      10,986       7,437      5,529      3,835
  General and administrative                                 10,618       9,486       6,172      5,190      2,810
                                                         ----------  ----------  ----------  ---------  ---------
Total operating expenses                                     32,146      24,900      16,328     12,514      7,724
                                                         ----------  ----------  ----------  ---------  ---------
Income from operations                                       17,900      10,376       3,146      4,109        786
Interest expense, net                                         1,649       1,113         818        588        226
                                                         ----------  ----------  ----------  ---------  ---------
Income before income tax                                     16,251       9,263       2,328      3,521        560
                                                         ----------  ----------  ----------  ---------  ---------
Provision for income tax (1)                                  5,481       3,186         330         --         --
  Net income                                             $   10,770  $    6,077  $    1,998  $   3,521  $     560
                                                         ----------  ----------  ----------  ---------  ---------
                                                         ----------  ----------  ----------  ---------  ---------
Net income per share                                     $     1.44  $     0.89
                                                         ----------  ----------
                                                         ----------  ----------
Pro forma data: (unaudited):
Pro forma adjustments (2)                                                              (315)
                                                                                 ----------
Pro forma net income                                                             $    1,683
                                                                                 ----------
                                                                                 ----------
Pro forma net income per share (3)                                               $     0.45
                                                                                 ----------
                                                                                 ----------

                                                                                  (in thousands)
                                                                                 AS OF OCTOBER 31,
                                                                 1997       1996       1995       1994       1993
                                                               ---------  ---------  ---------  ---------  ---------
Balance Sheet Data:
Working capital                                                $  31,361  $  25,192  $  21,621  $   4,373  $   1,480
Total assets                                                     109,554     65,629     57,539     23,651     14,777
Accounts payable-trade                                            36,801     19,538     17,731      8,710      8,446
Short-term bank borrowings, including Current maturities          22,687     12,465     12,138      6,793      3,679
Long-term debt                                                       500      1,000      1,982      2,164         38
Total shareholders' equity                                        43,462     29,597     23,362      4,196      2,088

------------------------

(1) The Company operated as an S corporation from November 1, 1986 until February 21, 1995, at which time the Company became fully subject to federal and state income taxes.

(2) Reflects certain pro forma adjustments assuming (a) the company's profit-sharing allocation to employees had been reduced from 25% to 10% of income before taxes (as calculated prior to profit sharing expenses) effective November 1, 1994; (b) the portion of indebtedness evidenced by notes issued to the founding shareholders of the Company relating to approximately one-half of the Company's undistributed S corporation earnings, or $2.04 million, had been outstanding effective
    November 1, 1994 and bearing interest at 9% per annum; and (c) the Company had been treated as a C corporation rather than as an S corporation for federal and state income tax purposes, effective November 1, 1994 (and assuming an effective tax rate of approximately 33%).

(3) Pro forma net income per share is based on the Company's weighted average number of shares outstanding, plus the common equivalent number of shares that the Company would have had to issue to distribute to the founding shareholders of the Company $2.04 million, which amount equals approximately one-half of the Company's undistributed S corporation earnings at October 31, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company currently sells two broad categories of products, which the Company refers to as multimedia subsystem products and specialized technology products. The Company's multimedia subsystem product line includes a wide selection of multimedia accelerators designed for use in mid-range to high-end personal computers ("PCs") and also features several complementary products, including digital video products such as DVD products, a PC/TV convergence subsystem product, sound cards, and flat panel display subsystem products. STB's specialized technology products incorporate graphics technologies and are primarily designed to enable one computer to simultaneously control the display of multiple monitors.

    The Company sells it products to original equipment manufacturers ("OEMs"), the commercial market and the specialized technology market. Multimedia subsystem products are sold both to OEMs as subsystems for their PC products and to the commercial market. Sales of multimedia accelerators and other multimedia subsystems to OEMs have typically been characterized by higher unit volumes and lower gross profit margins. Sales of multimedia products to the commercial market have typically been characterized by modest unit volumes and higher gross profit margins than the sale of similar products to OEMs. Although sales volumes of specialized technology products are relatively low, the Company realizes higher gross profit margins from the sale of these products than from the sale of multimedia subsystem products.




    For the fiscal years 1997 and 1996, sales of the Company's products to OEMs represented approximately 79% and 81%, respectively. Sales to the commercial market represented approximately 12% and 11% of total net sales for fiscal years 1997 and 1996, respectively, and sales to specialized technology product markets constituted approximately 8% for fiscal 1997 and 6% for fiscal 1996. The balance of total net sales was derived primarily from third party assembly services, which comprised approximately 1% and 2%, respectively, of total net sales for fiscal years 1997 and 1996. Export sales of the Company's products, which are made through all of the Company's sales channels, have grown substantially in recent periods, and as a result, increased as a percentage of net sales to 27% in fiscal 1997 from 20% in fiscal 1996. The Company's total gross profit margins and gross profits will likely fluctuate from period to period as a result of the Company's product mix, sales channel mix, component costs and competitive pricing pressures on the Company's products.

    The Company recognizes revenue upon shipment of its products. For products sold through the commercial channel, the Company generally allows returns in the form of stock rotation and price protection in the form of credits. The Company's current stock rotation policies permit a commercial channel customer to return approximately 10% of products purchased within the previous 90 days if the customer places an order for other Company products of equal or greater value. The Company also provides price protection to commercial channel customers in the form of credits for price reductions on products remaining in customer inventories at the time of the price reduction. The Company maintains reserves related to these programs, which it believes are adequate.

    The Company has no guaranteed supply arrangements with any of its suppliers. The Company obtains most of the primary components of its products, consisting mainly of controller chips and memory chips, directly from the component manufacturers. The prices of such components can change significantly from time to time. In the past the Company has experienced, and may in the future experience, increases in its unit component costs without being able to increase the price of the related products. Such an increase in component costs could negatively impact the Company's gross profit margins and results of operations. In particular, occasional world-wide shortages of memory and controller chips and international tariff disputes have in the past resulted in substantial unit component cost increases that have materially adversely affected the Company's gross profit margins and its results of operations. In recent periods, a decline in the price of memory chips, together with the Company's inventory management practices and other factors, has contributed to improved gross profit margins.

    During the quarter ended April 30, 1997, the Company acquired all of the outstanding shares of Symmetric Simulation Systems, Inc., ("Symmetric"). Symmetric designs and builds high-end 3D graphics acceleration technology used in applications such as computer-aided design, product visualization, architectural walkthroughs and multimedia authoring. The Company believes that the Symmetric product line complements the Company's existing products and establishes the Company in the high-end 3D market. See "Note 3 to Notes to Consolidated Financial Statements".

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's Consolidated Statements of Operations as a percentage of net sales:


                                                Percentage of Net Sales
                                                Year Ended October 31,
                                              1997       1996       1995
                                            ---------  ---------  ---------
Net sales                                       100.0%     100.0%     100.0%
Cost of sales                                    74.9%      80.4%      85.0%
                                            ---------  ---------  ---------
Gross profit                                     25.1%      19.6%      15.0%
                                            ---------  ---------  ---------
Operating expenses:
  Research and development                        3.4%       2.4%       2.1%
  Sales and marketing                             7.4%       6.1%       5.7%
  General and administrative                      5.3%       5.3%       4.8%
                                            ---------  ---------  ---------
Total operating expenses                         16.1%      13.8%      12.6%
                                            ---------  ---------  ---------
Income from operations                            9.0%       5.8%       2.4%
Interest expense, net                             0.8%       0.6%       0.6%
                                            ---------  ---------  ---------
Income before income taxes                        8.2%       5.2%       1.8%
Provision for income taxes (1)                    2.8%       1.8%       0.3%
                                            ---------  ---------  ---------
Net income                                        5.4%       3.4%       1.5%
                                            ---------  ---------  ---------
Pro forma data: (unaudited):
Pro forma adjustments (2)                                              (0.2%)
                                                                  ---------
Pro forma net income                                                    1.3%
                                                                  ---------

------------------------

(1) The Company operated as an S corporation from November 1, 1986 until February 21, 1995, at which time the Company became fully subject to federal and state income taxes.

(2) Reflects certain pro forma adjustments assuming (a) the Company's profit-sharing allocation to employees had been reduced from 25% to 10% of income before taxes (as calculated prior to profit sharing expenses) effective November 1, 1994; (b) the portion of indebtedness evidenced by notes issued to the founding shareholders of the Company relating to approximately one-half of the Company's undistributed S corporation earnings, or $2.04 million, had been outstanding effective November 1, 1994 and bearing interest at 9% per annum; and (c) the Company had been treated as a C corporation rather than as an S corporation for federal and state income tax purposes, effective November 1, 1994 (and assuming an effective tax rate of approximately 33%).

FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED TO FISCAL YEAR ENDED
OCTOBER 31, 1996

    NET SALES. Net sales increased by $19.3 million, or 10.7%, from $180.2 million in fiscal 1996 to $199.5 million in fiscal 1997. This increase is a result of continued growth in all sales channels. Unit volume for fiscal 1997 increased by 27.4% over fiscal 1996, while the Company's average unit selling prices continued to decline primarily as a result of declines in component costs. OEM channel sales increased $8.0 million, or 5.5%, from approximately $145.5 million in fiscal 1996 to approximately $153.5 million in fiscal 1997. Sales growth in the OEM channel is primarily the result of increased sales to existing customers. Commercial channel sales increased $4.1 million, or 20.8%, from approximately $19.8 million in fiscal 1996 to approximately $23.9 million in fiscal 1997. This moderate increase in sales to the commercial channel resulted primarily from increased sales to established customers. Sales in the specialized technology market experienced significant growth, increasing from approximately $10.9 million in fiscal 1996 to approximately $15.2 million in fiscal 1997, an increase of $4.3 million, or 38.9%. The increase in sales of specialized technology products is a result of increased sales to existing customers, as well as the sale of products to workstation groups of OEM customers.

    GROSS PROFIT. Gross profit increased by $14.7 million, or 41.9%, to $50.0 million in fiscal 1997, as compared to $35.3 million in fiscal 1996. For the period, gross profit as a percentage of net sales increased to 25.1% from 19.6%. The increase in gross profit margin resulted primarily from increased sales of higher margin specialized technology products and to a lesser degree, increased sales to the commercial channel. In addition, declines in component costs, economies of scale resulting from higher production volumes and greater manufacturing efficiencies, partially offset by decreasing unit prices, also contributed to the increase in gross profit margin.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $2.3 million, or 52.2%, to $6.7 million in fiscal 1997, as compared to $4.4 million in fiscal 1996. This increase resulted primarily from additional staffing levels at the Company's headquarters in Richardson, Texas, as well as at its design centers in Houston, Texas and Eugene, Oregon. During 1997 the Company expanded its research and development efforts by establishing and staffing a design center in Belfast, Northern Ireland. Expenses associated with new product development, software development and continued enhancement and support of the Company's existing products also contributed to the increase. Research and development expenses as a percentage of net sales increased from 2.4% to 3.4%, for the periods.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $3.8 million, or 34.6%, to $14.8 million in fiscal 1997, as compared to $11.0 million in fiscal 1996. This increase resulted from additional staffing and commissions paid as a result of the Company's growth and higher sales levels, as well as increased travel and operating costs. Increased trade show expense, as well as increased advertising and promotional expenses in the commercial channel, the specialized technology market and the international market also contributed to the overall increase in sales and marketing expense. Sales and marketing expense as a percentage of net sales increased from 6.1% in 1996 to 7.4% in 1997.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.1 million, or 11.9%, to $10.6 million in fiscal 1997, as compared to $9.5 million in fiscal 1996. The increase is due primarily to expenses associated with the Company's growth, including increased staffing and related expenses and data processing costs, partially offset by an increase in the allocation of certain costs related to the Mexican manufacturing operation to cost of goods sold. Facility expansion at the Company's headquarters and related occupancy costs, including rent and insurance, also contributed to the overall increase in general and administrative expenses. As a result of the increase in operating income, expenses associated with the Company's profit sharing plan also increased. For the periods, general and administrative expense as a percentage of net sales remained unchanged at 5.3%.

    NET INCOME. As a result of the foregoing factors, net income increased by $4.7 million, or 77.2%, to $10.8 million in fiscal 1997, as compared to $6.1 million in fiscal 1996.

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

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased by $3.5 million, or 47.7%, to $11.0 million in fiscal 1996, as compared to $7.4 million in fiscal 1995. The increase resulted from additions to the Company's sales staff in both the domestic and international sales forces and increased commission payments due to higher sales levels. Increased trade show expense, advertising and promotional efforts to support the higher sales levels in the commercial channel and specialized technology product sales also contributed to the increase. For the period, sales and marketing expense as a percentage of net sales increased from 5.7% in 1995 to 6.1% in 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $3.3 million, or 53.7%, to $9.5 million in fiscal 1996, as compared to $6.2 million in fiscal 1995. General and administrative expenses, excluding profit sharing expense, increased by $2.8 million, or 49.9%, to $8.5 million in fiscal 1996, as compared to $5.7 million in fiscal 1995. The increase is due primarily to increased occupancy costs and increased insurance, personnel, legal and data processing expenses associated with the Company's growth.

    NET INCOME. As a result of the foregoing factors, net income increased by $4.4 million, or 259%, to $6.1 million in fiscal 1996, as compared to $1.7 million in fiscal 1995.

SEASONALITY

    The Company's quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in the Company's product mix, seasonal promotions by the Company and it customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months. Although the Company has experienced sales growth for each year since fiscal 1990, there can be no assurance that this growth will continue on a quarterly or annual basis.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal capital and liquidity needs are for inventory and accounts receivable financing, and manufacturing and other equipment expenditures. The Company has generally financed these requirements, and its operations, through a combination of cash generated from operations, trade credit from vendors, bank borrowings and proceeds from its initial public offering. As a result of the Company's rapid growth in recent years, its capital requirements have increased substantially. The Company recognizes that any future growth will require additional capital, particularly to support increased working capital needs, staffing requirements, promotional expenses and manufacturing facilities and equipment requirements. The Company has addressed these increasing requirements through each of its sources of financing and believes these to be adequate to meet its capital requirements for the next twelve months, although the Company may consider expanding its capital resources through additional debt or equity financings.

    Cash used in operating activities was $3.9 million in fiscal 1997, primarily attributable to increases in inventory and accounts receivable, as a result of higher sales, partially offset by increased earnings and increases in accounts payable. Cash provided by operating activities was $3.5 million in fiscal 1996, resulting primarily from earnings and a reduction in inventory costs along with increased accounts payable, partially offset by increased accounts receivable, as a result of higher sales. At October 31, 1997, the Company's working capital was $31.4 million, compared to $25.2 million at October 31, 1996. Cash and cash equivalents was $3.9 million and $3.4 million at October 31, 1997 and 1996, respectively.

    In fiscal 1997, the Company invested $9.6 million in capital equipment, compared with net purchases of equipment aggregating $3.1 million during fiscal 1996. The Company's investment in equipment is primarily attributable to manufacturing equipment additions and upgrades of existing equipment to support the increased demand for the Company's products. During the first quarter of fiscal 1998, the Company completed a move to a new 137,000 square foot manufacturing facility in Juarez, Mexico, immediately adjacent to its previous facility. The Company has retained one-half of the previous facility for expansion, with an option to occupy, vacate or sub-let the remaining half. During the fourth quarter of fiscal 1997, the Company installed two new high speed surface-mount assembly lines at its new facility, at a total cost of approximately $6.3 million. This equipment was financed by two separate operating leases. During the fourth quarter of fiscal 1996, the Company installed four new surface-mount technology assembly lines, at an approximate cost totaling $4.2 million. This equipment was also financed through traditional lease financing arrangements. The Company's aggregate obligations under all such equipment lease financing arrangements totaled approximately $9.5 million at October 31, 1997 (see Note 8 of Notes to Consolidated
Financial Statements). The Company expects that additional capital expenditures for similar types of equipment may be necessary to support any additional future customer demand and production requirements.

    At October 31, 1997, the Company had a $25 million line of credit under a revolving credit facility ("Revolving Credit Facility"), which included a $2.0 million term loan ("Mezzanine Facility"). Subsequent to fiscal year end, the Company secured a new financing arrangement with a new bank, increasing its Revolving Credit Facility to $30 million. In addition to the new Revolving Credit Facility, the Company also secured a $3.0 million long term loan ("Term Loan"). As of October 31, 1997 the Company had $21.5 million and $1.0 million outstanding under the Revolving Credit Facility and the Mezzanine Facility, respectively. Principal amounts outstanding under the new Revolving Credit Facility bear interest at Libor plus 175 basis points. Amounts outstanding under the $3.0 million Term Loan bear interest at Libor plus 250 basis points and is payable in 60 monthly installments of principal and interest, which began November 1, 1997. Availability under the new Revolving Credit Facility is calculated on formulas based on eligible accounts receivable as defined by the Revolving Credit Facility agreement. All indebtedness under this facility matures on November 21, 1999.

         In December 1997, the Company entered into a 5 year agreement to construct and lease a new corporate headquarters. Construction on the 210,000 square foot facility began in December 1997, and the total cost is estimated to be approximately $22.8 million (including land). The lessor has agreed to fund the cost of the land and construction of the building (subject to reductions based on certain conditions in the lease agreement). The Company plans to occupy the facility during the first fiscal quarter of 1999 with rental payments commencing upon occupancy. The Company has the option to renew the lease for an additional 5 years, payoff the underlying debt or cause the building to be sold. The Company estimates it will pay monthly rent in the approximate amount of $225,000 for a four year period following completion of the facility. The monthly rent currently paid on the Company's headquarters facility will be eliminated with the move to the new facility. At the end of the lease, the Company has the option to elect to either renew the lease, pay off the underlying debt on the facility or cause the building to be sold. In the event of a sale, the proceeds are first used to retire the underlying debt with any excess to be paid to the Company. The Company is responsible for any remaining unpaid balance owing on the underlying obligation after the sale of the facility.